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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                              (AMENDMENT NO. 36)
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                ITT CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           HILTON HOTELS CORPORATION
                                HLT CORPORATION
                                   (BIDDER)

                        COMMON STOCK, WITHOUT PAR VALUE
  (INCLUDING THE ASSOCIATED SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK
                               PURCHASE RIGHTS)
                        (TITLE OF CLASS OF SECURITIES)
                                   450912100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                MATTHEW J. HART
              EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER
                           HILTON HOTELS CORPORATION
                            9336 CIVIC CENTER DRIVE
                        BEVERLY HILLS, CALIFORNIA 90210
                                (310) 278-4321
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                               ----------------

                                WITH A COPY TO:
                           STEVEN A. ROSENBLUM, ESQ.
                        WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                           NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 403-1000

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                           CALCULATION OF FILING FEE
                 TRANSACTION VALUATION* AMOUNT OF FILING FEE**
                        $5,200,000,000       $1,040,000

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 65,000,000 shares of Common Stock, without par value, of ITT Corporation and the associated Series A Participating Cumulative Preferred Stock Purchase Rights at $80 net per share in cash.
** The amount of the filing fee, calculated in accordance with Rule 0-11(a) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by HLT Corporation for such number of shares.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $856,037
    Filing Party: Hilton Hotels Corporation
    Form of Registration No.: Schedule 14D-1 (005-44647)
    Date Filed: January 31, 1997 and August 7, 1997

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  This Amendment No. 36 to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on January 31, 1997 (the "Schedule 14D-1") relates to the offer by HLT Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Parent"), to purchase 65,000,000 shares (the "Maximum Number") of Common Stock, without par value, of the Company (the "Common Stock"), and unless and until validly redeemed by the Board of Directors of the Company, the Series A Participating Cumulative Preferred Stock Purchase Rights (the "Rights") associated therewith and issued pursuant to the Rights Agreement, dated as of November 1, 1995, as previously amended, between the Company and The Bank of New York, as Rights Agent, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 1997 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) to the Schedule 14D-1, as supplemented by the Supplement thereto, dated August 7, 1997 (the "First Supplement"), and the Second Supplement thereto, dated November 3, 1997 (the "Second Supplement"), which is attached as Exhibit (a)(34) hereto and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), at a purchase price of $80 per share (and associated Right), net to the tendering stockholder in cash, without interest thereon.

  Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase, the First Supplement, the Second Supplement and the Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  Item 1(b) is hereby amended and supplemented by reference to the Introduction and Section 1 of the Second Supplement, which Introduction and
Section 1 are incorporated herein by reference.

  Item 1(c) is hereby amended and supplemented by reference to Section 2 of the Second Supplement, which Section 2 is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  Item 3(b) is hereby amended and supplemented by reference to Section 6 of the Second Supplement, which Section 6 is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  Item 4 is hereby amended and supplemented by reference to Section 5 of the Second Supplement, which Section 5 is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  Item 5 is hereby amended and supplemented by reference to the Introduction,
Section 1, and Section 8 of the Second Supplement, which Introduction, Section 1, and Section 8 are incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  Item 9 is hereby amended and supplemented by reference to Section 4 of the Second Supplement, which Section 4 is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  Items 10(b) and (e) are hereby amended and supplemented by reference to
Section 7 of the Second Supplement, which Section 7 is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(34) Second Supplement to Offer to Purchase, dated November 3, 1997.

  (a)(35) Revised Letter of Transmittal.

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  (a)(36) Revised Notice of Guaranteed Delivery.

  (a)(37) Revised Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(38) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(39) Summary Advertisement as published on November 3, 1997.

  (a)(40) Press Release, dated November 3, 1997, issued by Parent.

  (g)(33) Proposed Merger Agreement.

  (g)(35) Complaint, dated November 3, 1997.

  (g)(36) Definitive Additional Proxy Materials.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HLT CORPORATION

                                              /s/ Arthur M. Goldberg
                                          By: _________________________________
                                              Name:Arthur M. Goldberg
                                              Title:President

Dated: November 3, 1997

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HILTON HOTELS CORPORATION

                                              /s/ Matthew J. Hart
                                          By: _________________________________
                                              Name:Matthew J. Hart
                                              Title:Executive Vice President

Dated: November 3, 1997

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                                 EXHIBIT INDEX

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
 (a)(34) Second Supplement to Offer to Purchase, dated November 3, 1997.
 (a)(35) Revised Letter of Transmittal.
 (a)(36) Revised Notice of Guaranteed Delivery.
 (a)(37) Revised Letter from the Dealer Manager to Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
 (a)(38) Revised Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
 (a)(39) Summary Advertisement as published on November 3, 1997.
 (a)(40) Press Release, dated November 3, 1997, issued by Parent.
 (g)(33) Proposed Merger Agreement.
 (g)(34) Complaint, dated November 3, 1997.
 (g)(35) Definitive Additional Proxy Materials.